Citigroup Global Markets Inc.

50th Floor, Citibank Tower

Citibank Plaza, 3 Garden Road

Central, Hong Kong

Goldman Sachs (Asia) L.L.C.

Cheung Kong Center, 68th Floor

2 Queen’s Road

Central, Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

September 20, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Paul Fischer, Attorney-Advisor
Terry French, Accountant Branch Chief
Sharon Virga, Staff Accountant

Re:	Gridsum Holding Inc. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-213348)
Registration Statement on Form 8-A (Registration No. 001-37871)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Daylight Time on September 22, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between September 9, 2016 and the date hereof, copies of the Company’s Preliminary Prospectus dated September 9, 2016 were distributed as follows: 2,872 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Citigroup Global Markets Inc.
Goldman Sachs (Asia) L.L.C.

As representatives of the prospective underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name:	James Perry
Title:	Managing Director

[Acceleration Request Letter]

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Scott Chen
Name:	Scott Chen
Title:	Managing Director

[Acceleration Request Letter]